UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
April 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MINUTES SUMMARIZING THE ORDINARY AND EXTRAORDINARY
GENERAL MEETINGS HELD ON APRIL 28, 2011

I.	DATE, TIME AND PLACE: Held on April 28, 2011, at 3:00 p.m., at the Company’s headquarters at Alameda Santos, 1.357/8th floor, Sala Mogno, City of São Paulo, State of São Paulo.

II.
ATTENDANCE: Shareholders representing more than 2/3 (two-thirds) of the voting capital stock, according to the signatures included in the Shareholder Attendance Book; and José Luciano Duarte Penido, Chairman of the Board of Directors; João Adalberto Elek Junior, Chief Financial Officer and Investor Relations Officer; José Écio Pereira da Costa Júnior, member of the Fiscal Council; José Leonardo Pereira de Souza Costa, a representative of PricewaterhouseCoopers accounting firm.

III.
CALL NOTICE: The Call Notice published April 13,14 and 15, 2011 in the Diário Oficial do Estado de São Paulo (pages 24, 93 and 92, respectively), and in the Valor Econômico journal (pages E3, E2 e E10, respectively). All the documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Instruction 481 of December 17, 2009 (“ICVM 481/2009”).

IV.	PRESIDING:	José Luciano Duarte Penido – Presiding Chairman of the Board of Directors

Rodrigo Piva Menegat - Secretary

V.
AGENDA: 1. In the Ordinary General Meeting: (a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of  the Independent Auditors for the fiscal year ended December 31, 2010; (b) Resolve on the proposal of the management regarding the allocation of the net profit earned during the fiscal year ended December 31, 2010 and the distribution of dividends, including the amount of  the mandatory dividend not distributed related to the fiscal year ended December 31, 2009; (c) Resolve on the proposed capital budget for 2011; (d) Elect the members of the Board of Directors of the Company; (e) Elect the members of the Fiscal Council of the Company; (f) Set the aggregate annual remuneration to the management of the Company and remuneration of the members of the Fiscal Council, the latter in accordance with the limit established in Article 162, paragraph 3 of the Brazilian Corporation Law. 2. In the Extraordinary General Meeting: (a) Amend (i) the lead paragraph of Article 5 of the Company’s Bylaws to rectify the amount of the capital stock and (ii) the name of the Finance Committee, as established on item XX of Article 17 of the Company’s Bylaws, to Financial Committee.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Ordinary and Extraordinary General Meetings was waived, since they were disclosed as provided in CVM Instruction 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed at the Company’s headquarters, pursuant to paragraph 1 of article 130 of Law 6,404/76 (the “Brazilian Corporations Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporations Law.

VII.	RESOLUTIONS:

In the Ordinary General Meeting: After examining and discussing the pertinent matters included in the Agenda and the respective documents, the majority of shareholders present voted to:

(A) Approve, without any restriction or qualification, the Management Report, the Financial Statements and the Opinion of the Independent Auditors for the fiscal year ended December 31, 2010. Also approved was the manifestation of the Fiscal Council, substantiated in a document dated February 14, 2011, which was presented to the Meeting and remains filed at the Company’s headquarters. The reports, the financial statements and the opinion of the independent auditors were published in the Diário Oficial do Estado de São Paulo (pages 9 to 27), that circulated on February 17, 2011 and in the Valor Econômico journal (pages E5 to E13) that circulated on February 16, 2011, waiving the publication of the announcements referred to in art. 133 of the Brazilian Corporations Law, pursuant to § 5 of this article;

(B) Approve, without restrictions or qualifications, management’s proposal regarding the destination of net profits for the year ended December 31, 2010, as follows: (a) constitution of a Legal Reserve in the amount of R$29,932 thousand, equivalent to 5% of the net profits for the year, pursuant to art. 193 of the Brazilian Corporations Law; (b) retention of earnings in the amount of R$427,730 thousand destined for the Reserve of Profits for Investment; (c) distribution to the Shareholders of 25% (twenty five per cent) of the net profit, in the amount of R$ 142,179 thousand, corresponding to the mandatory dividend for the year ended December 31, 2010, at R$0.304066 per each common share; and (d) allocation of the amount withheld in the Reserve of Profits for Investment to the Mandatory Dividend Non Distributed in 2009, in the amount of R$ 121,958 thousand, at R$0.260821 per each common share. The dividends shall be paid without restatement on May 31, 2011;

(C) Approve, without restrictions or qualifications, the proposed capital budget for 2011 presented by Company management, with the respective justification of retained earnings;

(D) Elect 9 (nine) members to the Company’s Board of Directors, and their respective alternates, to serve a mandate until the Ordinary General Meeting in 2013, as follows:

Alexandre Silva D’Ambrosio, Brazilian, married, lawyer, bearer of the ID nº 7.124.595-9 issued by SSP-SP and registered with the CPF/MF under nº 042.170.338-50, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri 255/13th floor, CEP 01448-000, as a sitting member;

Armando Mariante Carvalho Junior, Brazilian, legally separated, engineer, bearer of the ID nº 002.195.513-3 issued by Detran/RJ and registered with the CPF/MF under nº 178.232.937-49, resident e domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 100 (part), CEP 20031-170, as a sitting member;

Eduardo Rath Fingerl, Brazilian, divorced, engineer, bearer of the ID nº 02884480-1 issued by IFP and registered with the CPF/MF under nº 373.178.147-68, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 100 (part), CEP 20031-170, as a sitting member;

João Carvalho de Miranda, Brazilian, married, economist, bearer of the ID nº 52238193 issued by IFP/RJ and registered with the CPF/MF under nº 772.120.887-49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, nº 255, 13th floor, CEP 01448-000, as a sitting member and Vice-President of the Board of Directors;

José Luciano Duarte Penido, Brazilian, married, economist, bearer of the ID nº M-3.764.122 issued by SSP/MG and registered with the CPF/MF under nº 091.760.806-25, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, 1357 – 6th floor, CEP 01419-002, as a sitting member and Chairman of the Board of Directors;

Raul Calfat, Brazilian, married, business administrator, bearer of the ID nº 5.216.686-7 issued by  SSP/SP and registered with the CPF/MF under nº 635.261.408-63, resident e domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri 255/13th floor, CEP 01448-000, as a sitting member;

Wang Wei Chang, naturalized Brazilian, married, electronic engineer, bearer of the ID nº 3.730.889-0 and registered with the CPF/MF under nº 534.698.608-15, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri 255/13th floor, CEP 01448-000, as a sitting member;

Alexandre Gonçalves Silva, Brazilian, legally separated, engineer, bearer of the ID nº 39.565.565-1 issued by SSP/SP and registered with the CPF/MF under nº 022.153.817-87, resident e domiciled in the City of São Paulo, State of São Paulo, at Rua Jacques Felix, 226/51, CEP 04509-000, as a sitting member;

José Armando de Figueiredo Campos, Brazilian, married, engineer, bearer of the ID nº M-3.271.488 issued by SSP/MG and registered with the CPF/MF under nº 127.674.506-06, resident and domiciled in the City of Vitória, State of Espírito Santo, at Rua Chapot Presvot, 88/201, CEP 29055-410, as a sitting member;

André Biazus, Brazilian, married, business administrator, bearer of the ID nº 09875062-3 issued by IFP and registered with the CPF/MF under nº 362.655.190-34, resident e domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile 100/8th floor, CEP 20031-170, as the alternate of the sitting member Armando Mariante Carvalho Junior;

Gilberto Lara Nogueira, Brazilian, married, engineer, bearer of the ID n° 3.862.728 issued by SSP/SP and registered with the CPF/MF under n° 386.364.768-87, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri 255/13th floor, CEP 01448-000, as the alternate of the sitting member Raul Calfat;

José Luiz Braga, Brazilian, married, lawyer, bearer of the ID nº 26.180 issued by OAB/RJ and registered with the CPF/MF under nº 198.494.437-15, resident e domiciled in the City of São Paulo, State of São Paulo, at Rua Joaquim Floriano nº 100, 16th floor, CEP 04534-000, as the alternate of the sitting member Alexandre Silva D’Ambrosio;

Sérgio José Suarez Pompeo, Brazilian, single, economist, bearer of the ID nº 132509720-0 issued by Detran/RJ and registered with the CPF/MF under nº 094.449.797-76, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, 100 (part), CEP 20031-170, as the alternate of the sitting member Eduardo Rath Fingerl;

Paulo Henrique de Oliveira Santos, Brazilian, married, engineer, bearer of the ID nº 7.746.455-2 issued by SSP/SP and registered with the CPF/MF under nº 034.880.428-80, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri 255/13th floor, CEP 01448-000, as the alternate of the sitting member José Luciano Duarte Penido;

Samuel de Paula Matos, Brazilian, married, economist and accountant, bearer of the ID nº 4.104.837 issued by SSP/SP and registered with the CPF/MF under nº 069.815.428-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Al. Sarutaiá, 320/62, CEP 01403-010, as the alternate of the sitting member Wang Wei Chang;

Sérgio Duarte Pinheiro, Brazilian, married, engineer, bearer of the ID n° 14.122.965-2 issued by SSP/SP and registered with the CPF/MF under n° 108.435.178-16, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri n° 255/13th andar, CEP 01448-000, as the alternate of the sitting member João Carvalho de Miranda;

Antonio Luiz Pizarro Manso, Brazilian, married, engineer, bearer of the ID nº 017617-D issued by CREA-SP and registered with the CPF/MF under nº 067.464.467-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Antonio Afonso, 15/121, CEP 04509-030, as the alternate of the sitting member José Armando de Figueiredo Campos; and

Mauricio Aquino Halewicz, Brazilian, single, accountant, bearer of the ID nº 7.049.172.823 issued by SSP/RS and registered with the CPF/MF under nº 694.701.200-78, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Paulista, 2.439/11th floor, CEP 01311-300, as the alternate of the sitting member Alexandre Gonçalves Silva.

The Board Members elected herein declare, for purposes of the provisions of Paragraph 1 of article 147 of the Brazilian Corporations Law and article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the General Meeting the declarations provided for in article 147, Paragraph 4 of the Brazilian Corporations Law and CVM Instruction 367/02.

The sitting members of the Board of Directors elected herein, Mrs. Alexandre Gonçalves da Silva and José Armando de Figueiredo Campos, and their alternates, Mrs. Antonio Luiz Pizarro Manso and Maurício Aquino Halewicz, fulfill the requisites provided in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), thus being considered as independent board members.

The Board Members elected herein, having executed the Instrument of Consent of the Administrative Officers with the rules contained in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), and once in possession of one (1) share issued by the Company, shall be vested in the offices to which they were elected by signing the relevant instruments of investiture, at which time they shall sign the representation of non-hindrance provided by law.

(E) Elect 3 (three) members and their respective alternates to the Company’s Fiscal Council, which will function until the Ordinary General Meeting in 2012, as follows:

By indication of the controlling shareholders:

José Ecio Pereira da Costa Junior, Brazilian, married, business administrator and accountant, bearer of the ID nº 4.762.308 issued by SSP/SP and registered with the CPF/MF under nº 359.920.858-15 and with the CRC – SP under nº 01.318-O-2-TR/PR, resident and domiciled at Rua Petit Carneiro, 927 apt. 141 - Água Verde – Curitiba – PR, CEP 80240-050, as the Chairman of the Fiscal Council; and Marcos de Bem Guazzelli, Brazilian, married, accountant and lawyer, bearer of the ID nº 1044289427 issued by SSP/RS, registered with the CPF/MF under nº 577.456.920-91 and with the CRC – PR under nº 38.133/O-0, resident and domiciled at Rua Marechal Deodoro, nº 497, 2nd floor, Curitiba, PR, CEP 80020-320, as his alternate;

Eliane Aleixo Lustosa de Andrade, Brazilian, divorced, economist, bearer of the ID nº 044 45 72 24 issued by IFP RJ, registered with the CPF under nº 783.519.367-15, resident e domiciled at Rua Visconde de Pirajá, 250, 2nd floor, CEP 22410-000, in the City of Rio de Janeiro, State of Rio de Janeiro, as a sitting member; and Geraldo Gianini, Brazilian, married, accountant, bearer of the ID RG nº 544.903-X issued by SSP/SP and registered with the CPF/MF under nº 531.905.488-20, resident and domiciled at Rua Bandeira Paulista, 147, apto. 44, Itaim Bibi, in the City of São Paulo, State of São Paulo, CEP 04535-010, as her alternate; and

By indication of the non-controlling shareholders:

Maria Paula Soares Aranha, Brazilian, single, economiária, bearer of the ID nº 114781 issued by CRA/SP and registered with the CPF/MF under nº 035.859.048-58, resident and domiciled at Estrada do Espigão, 1820, casa 25, Petit Village, in the City of Cotia, State of São Paulo, CEP 06710-500, as a sitting member; and Lúcio Tameirão Machado, Brazilian, married, accountant, bearer of the ID nº M1.652.311 issued by SSP/MG, registered with the CPF/MF under nº 261.766.881/91, resident and domiciled at SHIS QL 10, Conjunto 7, casa 8, in the City of Brasilia, Distrito Federal, CEP 71630-075, as her alternate;

(F) Set the annual global remuneration of the Administrators and members of the Fiscal Council, as follows:

(i) for the Company’s administrators: annual global remuneration of up to R$37,491,000.00. Under the terms of article 17, item III of the Company’s Bylaws, the Board of Directors will set and apportion the individual remuneration of the administrators, within the limit approved herein;

(ii) for the sitting members of the Fiscal Council: monthly individual remuneration of at least 10% and at most 20% of the average remuneration awarded to each of the Company’s Executive Officers, excluding from this calculation the charges, bonuses and “13th salary.” Members of the Fiscal Council will receive 12 monthly salaries and will not have benefits, allowances or share in the profits.

In the Extraordinary General Meeting: After examining and discussing the pertinent matters included in the Agenda and the respective documents, the majority of shareholders present voted to:

(A) Approve the amendment of the Company’s Bylaws, according to the Management’s Proposal dated as of April 13, 2011, in order to:

(i) rectify the amount of the capital stock, without and amendment to the number of shares, to fit in the resolution of the Extraordinary General Meeting held on December 22, 2009, so that the head line of Article 5 of the Company’s Bylaws shall hereof read as follows:

“Article 5 – The capital stock, completely subscribed and paid-in, is R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine Reais and fifty-nine Centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, which are all registered, book-entry shares with no par value.”

(ii) amend to the name of the Comitê Financeiro (Finance Committee), to adapt the definition already employed by the Company, to Comitê de Finanças (Financial Committee), so that item XX of Article 17 of the Company’s Bylaws shall read as follows:

 “Article 17 – (...):

(...)

XX – in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Financial Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures;”

(B) Approve the amendment and restatement of the Company’ Bylaws according to the Management’s Proposal, in accordance with the version included in Annex I hereto, which is filed at the Company’s headquarters.

VIII.	DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.
CLOSING: The matters submitted for resolution were approved by the majority, with abstentions of the following shareholders: Investment Funds and Investors listed on Document IV represented by BB Gestão de Recursos DTVM S.A.; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; Tempo Capital Principal Fundo de Investimento em Ações; FUNCEF – Fundação dos Economiários Federais BBTVM S.A.; NY Mellon Serviços Financeiros DTVM S.A., and there being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked and approved by the shareholders in attendance, who signed them.

X.
SIGNATURES: José Luciano Duarte Penido – Chairman of the Board of Directors; Rodrigo Piva Menegat, Secretary; João Adalberto Elek Junior, Chief Financial Officer and Investor Relations Officer; José Écio Pereira da Costa Júnior, member of the Fiscal Council; José Leonardo Pereira de Souza, a representative of PricewaterhouseCoopers accounting firm. Shareholders: Votorantim Industrial S.A. - p.p. Eduardo de Almeida Pinto Andretto; BNDES Participações S.A. – BNDESPar - p.p Renata Maria Martins Machado; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI - p.p. Márcio de Oliveira Gottardo; Tempo Capital Principal Fundo de Investimento em Ações – p.p. Márcio de Oliveira Gottardo; FUNCEF – Fundação dos Economiários Federais BBTVM S.A. p.p. Márcio de Oliveira Gottardo; BNY Mellon Serviços Financeiros DTVM S.A. – p.p. Márcio de Oliveira Gottardo; Investment Funds and Investors listed on Document I represented by Citibank NA; Investment Funds and Investors listed on Document II represented by HSBC Corretora de Títulos e Valores Mobiliários S/A; Amundi Investment Fund, represented by Banco Santander (Brasil) S.A. listed on Document III — p.p.  Alexandre de Freitas Nunes; Investment Funds and Investors listed in Document IV represented by BB Gestão de Recursos DTVM S.A. – Mateus Marcos; MCR Principal Fundo de Investimento em Ações – p.p Leandro Salztrager Benzecry; Citibank N.A. – p.p. Evelyn Regiane Diogo; Adalberto Ribeiro da Silva; Sérgio Feijão Filho p.p. Eduardo de Almeida Pinto Andretto.

We certify that the present instrument is a true copy of the Minutes of the Ordinary and Extraordinary General Meetings of FIBRIA CELULOSE S.A. held on April 28, 2011, recorded in the appropriate book.

José Luciano Duarte Penido	Rodrigo Piva Menegat
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 28, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO